UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005

                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F     |X| Form 40-F     |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes     |_|          No     |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated August 30, 2005.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Golar LNG Limited
                                -------------------------------------------
                                               (Registrant)




Date August 30, 2005             By     /s/ Graham Robjohns
                                -------------------------------------------
                                            Graham Robjohns
                                       Chief Accounting Officer

                                  Exhibit 99.1

                            [GRAPHIC OBJECT OMITTED]

                                    Golar LNG
                                    June 2005


SECOND QUARTER RESULTS

Golar LNG reports operating income of $11.6 million for the three months ended June 30, 2005 and a net loss of $4.4 million as compared to operating income of $18.3 million and net income of $17.3 million for the first quarter of 2005 ($18.0 million and $19.2 million1, respectively, for the second quarter of 2004). Net cash provided by operating activities remains positive for the quarter at $11.5 million, compared to $20.6 million for the first quarter of 2005.

The results for the second quarter have been impacted by the mark-to-market revaluation of interest rate swaps, which has resulted in a net loss (after minority interests) of $8.0 million and foreign exchange and currency swap losses in respect of the Company's leases of $2.2 million. Both these items, which total a charge for the quarter of $10.2 million (net gain of $4.0 million for the last quarter), are unrealised and therefore have no cash impact. Interest rate swap losses were impacted during the second quarter of 2005 due to long-term interest rates hitting a relative low point at the end of June 2005.

The Company's share of Korea Line Corporation's ("Korea Line") net income for the three months to June 30, 2005, is $7.4 million as compared to last quarter's $9.6 million ($4.2 million(1) for the second quarter of 2004) in respect of Golar's 21.9% shareholding.

----------
(1) The comparative financial information for the three months and six months ended June 30, 2004 reflect adjustments from the Company's previously reported results for those periods, which relate to the Company's equity in net earnings of Korea Line Corporation and which were reported at the time Golar's audited financial statements were filed in June 2005. The adjustments reduce the reported net income for the three months and six months ended June 30, 2004 by $3.1 million and $4.2 million respectively, or on an earnings per share basis by $0.05 and $0.06 respectively.

Continued weakness in the spot market has led to a fall in operating revenues for the second quarter of 2005 to $38.9 million as compared to $44.2 million for the first quarter of 2005 ($38.5 million for the second quarter of 2004). Average daily time charter equivalents (TCEs) were $41,200 for the second quarter of 2005 against last quarter's $50,600 ($55,150 for second quarter of 2004). The average daily TCE has again been affected by commercial waiting time in respect of the Golar Winter, which traded for two months out of the quarter, and the Golar Frost and Golar Viking both of which were idle during the second quarter for all but a few days. The above three `spot' vessels participate in the Golar-Exmar joint arrangement together with one Exmar vessel, with net revenues pooled and shared between the two companies. Exmar's vessel, the Excalibur, embarked on a short-term charter towards the end of June but was idle for the balance of the second quarter.

Vessel operating expenses for the second quarter of 2005 were the same as the first quarter of 2005 at $9.6 million ($8.3 million for the second quarter of 2004). The increase over 2004 is attributable to the operating costs of the three new vessels delivered in 2004 and early 2005.

Administration costs were $3.5 million for the quarter as compared to $3.2 million last quarter and $1.9 million for the second quarter of 2004.

Net interest expense for the second quarter of 2005 was $11.4 million, which compares to $10.7 million last quarter and $6.6 million for the same period in 2004. The increase over last quarter is primarily due to higher levels of debt as a result of the refinancing in March offset by reduced margins, and generally higher interest rates. Interest expense and interest income includes $10.4 million and $8.7 million respectively relating to the Company's lease finance transactions.

Other financial expenses for the second quarter of 2005 of $10.1 million include a loss of $7.8 million associated with the fair value of interest rate swaps, including the effect of an additional $155 million of interest rate swaps entered into during the quarter. This compares to a gain of $6.4 million last quarter ($9.9 million gain for the second quarter of 2004). Other financial items also include net foreign exchange translation and currency swap losses of $2.2 million in respect of its leases during the second quarter of 2005, as compared to a $1.5 million loss last quarter.

Loss per share for the quarter was $0.07 as compared to an earnings per share of $0.26 last quarter and $0.29 1 for the second quarter of 2004.

The number of shares outstanding as of June 30, 2005 was 65,562,000 (March 31, 2005: 65,562,000). The weighted average number of shares outstanding for the second quarter of 2005 was 65,562,000 and 65,612,000 for the twelve months ended December 31, 2004.

FINANCING

As reported last quarter, in April 2005, the Company completed a lease finance transaction in respect of its newbuilding DSME Hull 2226, which is due for delivery in January 2006. The net amount funded in the transaction will be approximately $105 million, $47 million drawn down in April with the balance to be drawn on delivery of the vessel.

The Company has entered into interest rate swaps on an additional $155 million of debt and lease obligations during the quarter, $105 million of which relates to the lease transaction in respect of the next newbuilding to be delivered in January 2006. As at June 30, 2005 approximately 56% of bank debt and net (after deduction of restricted cash deposits) capital lease obligations accrues interest at a fixed rate. Taking into account the $105 million swap in respect of the newbuilding to be delivered in January 2006 noted above, this percentage effectively increases to approximately 60%.

CORPORATE AND OTHER MATTERS

During the quarter the Company has continued to develop its portfolio of terminal related projects.

Following the successful conclusion of the final Service Conference in respect of the Livorno project, all reservations noted at the time of the conference have been lifted and this is expected to be formally confirmed during September. Following this final step it is expected that the Ministerial decree will be issued within the next few months.

As reported last quarter, together with Saipem SPA the Company has been developing a Floating Power Generating Plant (FPGP) using a converted LNG vessel. Golar has applied to the Cyprus Energy Regulatory Authority (CERA) for licences to construct and operate such a terminal about 5km offshore Cyprus. The licence application is progressing positively and the process is expected to be completed during the 4th quarter.

The Company continues to focus on floating energy solutions as a major area for business development and is in various stages of investigation and discussion with respect to several other prospective projects.

Significant progress has been made on developing an engineering specification for the conversion of one of Golar's existing vessels to a Floating Storage and Regasification Unit (FSRU). The Company has been working closely with Moss Maritime (a wholly owned Saipem company) and an Asian shipyard and based on work carried out to date, a fully converted FSRU could be available by the 4th quarter of 2006.

The Company has received expressions of interest for the use of such a unit and is also continuing to develop other potential projects.

The changes in the Company's technical management organisation which were announced earlier this year have now been completed. The new structure, which includes co-operation with Barber Ship Management and Thome Ship Mangement, has been well received by Golar's customers and should over time also reduce the fleets daily operating costs. However, pressure on wages for experienced sea staff continues as a function of the world-wide increase in the LNG fleet.

The Board is pleased with the appointment of Mr. Savvides as an independent, non- executive Director of the Company on July 31, 2005. Mr Savvides, whose background includes four years as Minister for Health in Cyprus and founder and managing partner of the audit firm PKF in Cyprus, will undoubtedly make a valuable contribution to the Board.

MARKET

The lack of LNG supply has continued to restrict spot market sales. Every spare cargo of LNG is now eagerly sought as prices have risen steadily throughout the year. With the exception of equity gas sales from within projects, the only genuine spot sales have originated from Nigeria.

LNG production was sustained at the first quarter record level of approximately 152 million tonnes per year (mmta). The expected extra production this year of approximately 21.6 mmta is slowly reaching the market after a number of delays affected almost all of the projects. A further 11.5 mmta is scheduled for 2006. Continued strength of demand for LNG is still encouraging development of new LNG production projects: Yemen has now secured tonnage through tenders from Total, on behalf of Yemen LNG, and through Suez LNG, as equity buyers while Kogas has secured tonnage from within the Korean domestic market. Shell's Qatar project, as well as new projects in Nigeria (OK, and Brass River) will further enhance demand for shipping.

The destination of the volumes that have been produced has proved to be something of a surprise, as very little has gone to the US in spite of their high gas prices. This reflects high demand and prices in Europe following consistently high demand in Korea and Japan and has been aggravated by a decline in output for export from Arun.

Currently there are 182 existing LNG carriers with around 127 more on order. In the long-term shipping market, continuing demand from Qatar, Yemen, and Nigeria is leading to pressure on the availability of newbuilding slots and newbuilding prices continue to firm right through to 2009 and 2010.

As previously stated, demand for shipping in the spot market has been restrained by lack of product, and charter rates restrained by excess supply of shipping. Most of the current excess reflects the delivery of ships for long-term projects that have been delayed. We are now seeing evidence that the combined negative effect of all these factors has peaked; the delayed projects now coming on stream mean that the vessels dedicated for these trades are entering their long-term commitments, thus reducing the spot pool. Apart from vessels destined for the postponed Snohvit project, there are few uncommitted vessels entering the market in the next six to nine months. It is therefore anticipated that utilisation of spot vessels will improve.

However, the Board remains of the view that while there will be more opportunities for spot vessels to obtain business moving forward, the margins available for transportation will remain small with producers able to take the major benefit of high spot sales prices. Shipping rates will thus remain soft, potentially for the next one to two years.

The overall return provided by recently concluded long-term charter contracts we estimate to been in the region of 7%. This can provide an acceptable return on equity if combined with a high degree of leverage. However, with the level of risk attached to charter party arrangements, operating costs and financing, such charter deals are not seen attractive by the Board.

OUTLOOK

The Board is disappointed with the results for the second quarter.

Financially the Company is well positioned. The remaining installments on the three newbuildings to be delivered in 2006 and 2007 are $344 million of which $102 million has finance already arranged. Based upon achieving a similar level of financing as the recently delivered newbuildings, the Company will need approximately $30 million in cash to make the final installment payments and take delivery of these vessels. This level of financing equates to leverage of approximately 53% of the underlying market value of the ships. As at June 30, 2005, the Company had $88 million in cash and cash equivalents and has in addition marketable securities worth approximately $60 million as of the same date.

In line with the comments made in the report for the first quarter of 2005, shareholders should anticipate that the Company's earnings will be negatively influenced during the next 1 - 2 years by the open spot vessels the Company has. In order to improve the utilization of this open capacity the Company is currently evaluating several different kinds of employment options. There are signs that the spot market has bottomed out and is showing some signs of improvement, in particular several of the major operators are in the market for short to medium term tonnage starting at the end of 2005 and the beginning of 2006.

The Board anticipates some improvement in earnings from the spot ships during the third quarter of 2005. Moving forward, even in the worse case scenario of all three vessels being idle, net operating cash flow (or EBITDA after deduction of interest costs) would still generate in the region of $50 million per annum.

The major challenge for the Company at present is to develop the business from being a pure LNG shipping company to being an LNG logistical player. The strategy is to use the open capacity, which today is having a negative influence on the financials, to break into this market by providing early start up solutions for terminal projects. This strategy has risk attached, but is well supported by strong underlying market fundamentals and potential economic benefits. Given current prices LNG has a strong cost advantage over oil based on a burn parity comparison in addition to the overwhelming environmental benefits of gas and the fact that LNG provides diversity of energy supply and flexibility. The Board feels that substantial progress has been made in implementing this strategy.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

August 30, 2005
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Tr0im: Director and Chief Executive Officer +44 7734 976 575

Graham Robjohns: Chief Accounting Officer & Group Financial Controller +44 207 517 8600

Charlie Peile: Executive Vice President, Head of Commercial +44 207 517 8600

GOLAR LNG LIMITED SECOND QUARTER 2005 REPORT (UNAUDITED)

-------------------------------------------------------------------------------------------------
INCOME STATEMENT                         2005         2004        2005         2004         2004
(in thousands of $)                    Apr-Jun      Apr-Jun    Jan - Jun     Jan - Jun   Jan - Dec
                                      unaudited    unaudited   unaudited     unaudited    audited
                                                  (restated)                (restated)
-------------------------------------------------------------------------------------------------
Operating revenues                      38,907       38,520      83,103        74,508     163,410
Vessel operating expenses                9,645        8,255      19,217        16,499      35,759
Voyage expenses                          1,402          621       2,446           905       2,561
Administrative expenses                  3,452        1,910       6,637         3,608       8,471
Depreciation and amortisation           12,821        9,760      24,956        18,236      40,502
Total operating expenses                27,320       20,546      53,256        39,248      87,293
Operating income                        11,587       17,974      29,847        35,260      76,117
Interest income                          9,479        7,644      18,189        14,517      31,879
Interest expense                       (20,913)     (14,239)    (40,346)      (27,169)    (61,987)
                                      --------     --------    --------      --------    --------
Other financial items                  (10,107)       8,905      (7,510)        6,011       4,804
(Loss)/income before taxes
and minority interest                   (9,954)      20,284         180        28,619      50,813
Minority interest                       (1,504)      (5,195)     (3,783)       (5,179)     (7,575)
Taxes                                     (295)        (119)       (420)         (216)       (420)
Equity in net earnings of                7,403        4,206      16,994         9,739      13,015
investee
Net (loss)/income                       (4,350)      19,176      12,971        32,963      55,833

Basic (loss)/earnings per share ($)     ($0.07)       $0.29       $0.20         $0.50       $0.85
-------------------------------------------------------------------------------------------------

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BALANCE SHEET                                    2005        2004         2004
(in thousands of $)                             Jun 30      Jun 30       Dec 31
                                              unaudited    unaudited    audited
                                                          (restated)
--------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                        87,794     102,687       51,598
Restricted cash and short-term                   41,131      38,486       41,953
investments
Other current assets                             14,467      19,222       22,358
Amounts due from related parties                    432         298          294
Long term
Restricted cash                                 718,127     670,069      714,802
Equity in net assets of non-consolidated         65,601      43,684       48,869
associate
Newbuildings                                    108,002      94,045      145,233
Vessels and equipment, net                    1,238,044   1,097,839    1,078,383
Other long term assets                           11,116       7,313        6,839
Total assets                                  2,284,714   2,073,643    2,110,329

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                65,759      64,900       66,457
Current portion of capital lease                  2,466       2,200        2,662
obligations
Other current liabilities                        56,391      58,188       46,401
Amounts due to related parties                      435         614          374
Long term
Long term debt                                  792,654     670,163      636,497
Long term capital lease obligations             836,264     788,832      842,853
Other long term liabilities                      84,326      93,110       86,033
Minority interest                                30,065      23,885       26,282
Stockholders' equity                            416,354     371,751      402,770
Total liabilities and stockholders' equity    2,284,714   2,073,643    2,110,329
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS                                      2005         2004         2005          2004       2004
(in thousands of $)                                       Apr - June    Apr-June    Jan - June   Jan - June   Jan - Dec
                                                          unaudited     unaudited    unaudited    unaudited   audited
                                                                       (restated)                (restated)
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (loss)/income                                           (4,350)       19,176       12,971       32,963      55,833
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation                               12,821         9,760       24,956       18,236      40,502
Amortisation of deferred charges                               323           278        2,349          532       1,270
Income attributable to minority interests                    1,504         5,195        3,783        5,179       7,575
Undistributed net earnings of non-consolidated              (5,856)       (4,035)     (15,447)      (9,568)    (12,844)
investee
Drydocking expenditure                                        (508)       (8,016)      (9,383)      (9,241)    (13,299)
Change in market value of interest rate and currency        15,950        (6,612)      14,746       (3,432)    (12,237)
derivatives
Interest element included in capital lease                   1,527         1,877        3,731        3,874       6,321
obligations
Unrealised foreign exchange (gain)/loss                     (5,605)       (2,549)      (9,303)      (3,160)      5,161
Change in operating assets and liabilities                  (4,261)        3,817        3,773        5,679       3,746
Net cash provided by operating activities                   11,545        18,891       32,176       41,062      82,028

INVESTING ACTIVITIES
Additions to newbuildings                                  (31,013)     (225,198)    (136,465)    (228,572)   (278,560)
Additions to vessels and equipment                          (1,916)       (2,511)      (3,504)      (4,115)     (8,232)
Long-term restricted cash                                  (46,586)      (37,938)     (47,839)     (36,497)    (37,515)
Purchase of unlisted investments                              --            --         (3,000)        --          --
Short-term restricted cash and investments                   5,815        (7,255)         822      (28,337)    (31,806)
Net cash used in investing activities                      (73,700)     (272,902)    (189,986)    (297,521)   (356,113)

FINANCING ACTIVITIES
Proceeds from long-term debt                                  --         110,000      420,000      110,000     110,000
Proceeds from long-term capital lease obligation            44,800       163,715       44,800      163,715     163,715
Repayments of long-term capital lease obligation              (544)         --         (1,961)        --          (894)
Repayments of long-term debt                                (9,763)      (18,259)    (264,540)     (30,172)    (62,281)
Financing costs paid                                          (916)       (1,309)      (3,626)      (2,280)     (2,740)
Payments to repurchase equity                                 --            --           (667)        --          --
Net cash provided by financing activities                   33,577       254,147      194,006      241,263     207,800

Net (decrease)/increase in cash and cash                   (28,578)          136       36,196      (15,196)    (66,285)
equivalents
Cash and cash equivalents at beginning of period           116,372       102,551       51,598      117,883     117,883
Cash and cash equivalents at end of period                  87,794       102,687       87,794      102,687      51,598